BHP Quarterly Production Report
Release time	Immediate
Date	16 December 1999
Quarter	Ended 30 November 1999
Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD	% change
Coal (Queensland) (millions tonnes)	5.994	1	12.807	7
Iron Ore (West Aust) (millions tonnes)	13.360	(15)	25.744	(14)
Briquettes (Boodarie) ('000 tonnes)	139	-	249	-

Queensland coal production for the quarter ended 30 November was in line with the same quarter last year. Increased production at Riverside was due, in part, to improved plant efficiencies while increased production at Peak Downs reflects the shutdown of the coal processing plant during the same period last year. This was largely offset by the sale of Moura mine effective August 1999. Lower production at Illawarra collieries for the second quarter compared to the same quarter last year is largely due to the timing of longwall changeouts. Higher production from Indonesia was due in part to the expansion of the mine area near Satui mine and the new pit at Senakin Mine. Coal production at USA mines was in line with the same quarter last year, with the production variance at La Plata and San Juan mines reflecting the increased sourcing of customer requirements from the lower cost La Plata mine.

WA iron ore production for the quarter was lower than for the same quarter last year reflecting reduced customer demand and the meeting of customer requirements from port stock piles.

BHP's HBI plant at Port Hedland, WA, commenced production of 'Boodarie Iron (TM)' briquettes in February this year. Commissioning difficulties have resulted in the plant implementing a revised production schedule of 900 000 tonnes for FY2000.
- Non-Ferrous and Industrial Materials
	quarter	% change	YTD	% change
Copper in concentrate ('000 tonnes)	171.6	(22)	372.0	(18)
Diamonds (Ekati) ('000 carats)	308	-	648	-
Silver in concentrate (Cannington) ('000 ounces)	6 720	-	13 567	-

Production of copper in concentrate for the quarter ended 30 November was lower than for the same quarter last year due to the cessation of production at BHP^s North American copper operations on 25 June. Production of copper in concentrate at Escondida was marginally higher due largely to increased mill capacity following the completion of phase 3.5 late last year. Escondida cathode production was higher following the commissioning of the oxide leaching plant last year.

Ekati diamond mine is at full production following commissioning of the mine operations in October last year. Cannington silver production and shipments are higher for the November quarter compared to the same quarter last year due to the mine ramping up to full production.

BHP announced the sale of its platinum interests in Zimbabwe on 2 June this year, production in this quarter was from material previously stockpiled.

Steel
	quarter	% change	YTD	% change
Raw Steel ('000 tonnes)	1 967	(12)	4 311	(5)

Raw steel production for the quarter ended 30 November was lower than for the same period last year due largely to the closure of Newcastle primary steel operations on September 30. Sydney Steel Mill is continuing to operate at peak levels following the closure of the Newcastle primary operations. Higher output from Delta, Ohio, is due to the plant now operating at rated capacity and increased production of rolled and coated products is due to the commissioning of overseas operations and improved market conditions in Indonesia. Higher domestic despatches from Australian steel operations was due to increased customer demand for flat products. Lower export despatches was due in part to increased domestic demand for flat products and the closure of Newcastle primary operations leading to a withdrawal from the export market for billets and rods. This was partly offset by increased export demand for coated products.
Petroleum
	quarter	% change	YTD	% change
Oil & Condensate ('000 barrels)	17 961	39	35 362	9
Natural Gas (bcf)	58.4	3	117.3	(3)

Oil and condensate production for the second quarter was higher compared to the same quarter last year largely reflecting the loss of production due to the Longford plant explosion in September 1998. Production from the Americas was higher as a result of additional wells at Green Canyon/Ewing Bank and West Cameron. Production from Liverpool Bay was lower for the quarter compared to the same period last year due in part to a short maintenance shutdown and equipment constraints. Gas production levels at LBD for sale have been running at or above nameplate capacity. Production from Bruce was higher due to higher gas demand. Oil production from Laminara commenced late in this quarter.

QUARTERLY PRODUCTION AND SHIPMENT REPORT

Release time	Immediate
Date	16 December 1999
Quarter	November 1999

		QUARTER ENDED 30 NOVEMBER			6 MONTHS TO NOVEMBER
		1999	1998	% change	1999	1998	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	13.195	13.095	1%	27.435	25.927	6%
Iron Ore - West Aust	('millions t)	13.360	15.638	-15%	25.744	29.938	-14%
Iron Ore - Brazil	('millions t)	1.569	1.130	39%	3.079	2.754	12%
HBI - West Aust	('000 t)	139	-	NA	249	-	NA
Shipments
Coal	('millions t)	12.248	13.619	-10%	25.992	26.668	-3%
Iron Ore - West Aust	('millions t)	13.014	13.499	-4%	25.691	27.787	-8%
Iron Ore - Brazil	('millions t)	1.946	1.141	71%	3.680	2.649	39%
HBI - West Aust	('000 t)	113	-	NA	217	-	NA
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	172	219	-22%	372	452	-18%
Copper cathodes (SXEW)	('000 t)	28	8	>100%	57	19	>100%
Gold in concentrate	(fine oz)	109,425	208,829	-48%	258,959	390,562	-34%
Silver in (lead) concentrate	('000 oz)	6,720	5,183	30%	13,567	9,869	37%
Lead in concentrate	(tonnes)	46,841	33,902	38%	95,448	67,554	41%
Zinc in concentrate	(tonnes)	15,521	9,483	64%	31,662	20,932	51%
Diamonds	('000 carats)	308	41	>100%	648	55	>100%
Shipments
Copper	('000 t)	249	286	-13%	517	576	-10%
Copper cathodes (SXEW)	('000 t)	18	-	N/A	38	4	>100%
Gold	(fine oz)	161,280	238,082	-32%	336,364	445,962	-25%
Silver in concentrate	('000 oz)	6,988	5,626	24%	13,183	10,785	22%
Lead in concentrate	(tonnes)	48,634	38,467	26%	92,187	71,481	29%
Zinc in concentrate	(tonnes)	16,260	13,918	17%	29,968	21,991	36%

Steel
Production
Raw steel	('000 t)	1,967	2,227	-12%	4,311	4,549	-5%
Marketable steel products	('000 t)	2,100	2,123	-1%	4,275	4,383	-2%
Despatches
Steel despatches	('000 t)	2,231	2,179	2%	4,367	4,367	0%

Petroleum
Production
Crude oil & condensate	('000 bbl)	17,961	12,914	39%	35,362	32,329	9%
Natural gas	(bcf)	58.4	56.6	3%	117.3	120.5	-3%
LPG	('000 t)	170.5	109.4	56%	327.6	306.4	7%
Ethane	('000 t)	22.3	16.9	32%	42.0	44.9	-6%
Methanol	('000 t)	9.1	7.9	15%	18.0	14.5	24%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
			QUARTER ENDED 30 NOVEMBER		6 MONTHS TO NOVEMBER
		1999	1998	1999	1998

MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	0.909	0.747	1.725	1.376
- Goonyella	(millions tonnes)	0.801	0.786	1.799	1.673
- Peak Downs	(millions tonnes)	0.944	0.691	1.794	1.497
- Saraji	(millions tonnes)	0.527	0.512	1.147	1.137
- Norwich Park	(millions tonnes)	0.553	0.381	1.092	0.803
Gregory Joint Venture
- Gregory	(millions tonnes)	0.268	0.195	0.438	0.379
- Crinum	(millions tonnes)	0.499	0.624	1.216	0.909
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.930	0.869	1.820
- Riverside	(millions tonnes)	0.830	0.575	1.407	1.364
- South Walker Creek (Trial Mine)	(millions tonnes)	0.663	0.495	1.320	0.972
BHP total share of production (Queensland)	(millions tonnes)	5.994	5.936	12.807	11.930

NSW
Illawarra Collieries	(millions tonnes)	1.269	1.828	3.122	3.773
BHP total share of production (NSW)	(millions tonnes)	1.269	1.828	3.122	3.773

Indonesia (4)
- Senakin	(millions tonnes)	1.158	0.926	2.209	1.789
- Satui	(millions tonnes)	0.772	0.433	1.574	0.878
- Petangis	(millions tonnes)	0.239	0.220	0.509	0.400
BHP total share of production (Indonesia)	(millions tonnes)	2.169	1.579	4.292	3.067

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	2.321	2.049	4.360	3.834
- San Juan Mine	(millions tonnes)	0.209	0.721	0.652	1.613
- La Plata Mine	(millions tonnes)	1.233	0.982	2.202	1.710
BHP total share of production (USA)	(millions tonnes)	3.763	3.752	7.214	7.157
BHP total share of production	(millions tonnes)	13.195	13.095	27.435	25.927

Total Coal Shipments
- Metallurgical	(millions tonnes)	6.669	7.473	13.904	14.398
- Thermal	(millions tonnes)	5.579	6.146	12.088	12.270
BHP total share of shipments	(millions tonnes)	12.248	13.619	25.992	26.668

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5%
share of all production.

MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	3.668	5.650	6.536	10.288
- OB 23/25	(millions tonnes)	1.556	1.699	2.833	2.982
Goldsworthy Joint Venture	(millions tonnes)	1.782	1.323	3.453	2.546
Yandi Joint Venture	(millions tonnes)	5.127	5.652	10.424	11.265
Jimblebar	(millions tonnes)	1.227	1.314	2.498	2.857
BHP total share of production
(Western Australia)	(millions tonnes)	13.360	15.638	25.744	29.938

Brazil
Samarco (2)	(millions tonnes)	1.569	1.130	3.079	2.754

Australian Shipments
- Lumps	(millions tonnes)	3.416	4.048	6.796	8.141
- Fines	(millions tonnes)	9.598	9.451	18.895	19.646
BHP total share of Australian shipments	(millions tonnes)	13.014	13.499	25.691	27.787

Brazil
Samarco (2)	(millions tonnes)	1.946	1.141	3.680	2.649

Hot Briquetted Iron - Western Australia (3)
Production	('000 tonnes)	139	0	249	0
Shipments	('000 tonnes)	113	0	217	0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (49%).
(3)	Port Hedland, West Australia commenced production of hot briquetted iron on 1 April 1999 and its first shipment occurred on 10 May 1999.

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	105.7	104.0	224.8	226.4
('000 tonnes)	- PNG	43.6	52.4	94.5	104.1
	- Peru	22.3	19.1	41.9	38.1
	- USA (2)	0.0	43.2	10.8	83.6
Total		171.6	218.7	372.0	452.2

Gold in Concentrate	- Chile	19 174	19 847	41 578	41 006
(fine ounces)	- PNG	79 123	155 022	193 418	280 850
	- Peru	11 128	10 262	18 389	20 602
	- USA (2)	0	23 698	5 574	48 104
Total		109 425	208 829	258 959	390 562

Copper Cathodes (SXEW)	- Chile	20.0	0.0	39.8	1.2
('000 tonnes)	- USA (2)	8.3	8.4	17.0	17.6
Total		28.3	8.4	56.8	18.8

Copper Smelting and Refining (3)	- Concentrate Smelted	0.0	288.7	0.0	542.2
(all sources) ('000 tonnes)	- New Fine Copper (Smelting)	0.0	91.7	0.6	170.8
	- Total Refined Copper (Refining)	15.5	97.6	30.5	186.4
	- Saleable Rod	21.9	40.6	60.6	70.3
	- Gold Fine Ounces	30 453	69 714	53 256	130 314

COPPER SHIPMENTS SUMMARY

Copper (4)	- Chile	109.1	105.8	222.9	231.6
('000 tonnes)	- PNG	48.5	47.2	89.2	92.4
	- Peru	21.3	21.0	44.8	38.0
	- Smelter and Refinery (2)
	- BHP Source	19.5	61.4	55.6	118.4
	- Custom and Purchased	50.1	50.7	104.5	95.8
		248.5	286.1	517.0	576.2

Gold (fine ounces)	- Chile	21 682	19 679	43 986	42 092
(fine ounces)	- PNG	97 931	138 248	184 018	253 089
	- Peru	10 653	10 042	19 371	18 126
	- Smelter and Refinery (2)
	- BHP Source	26 659	29 969	43 521	68 608
	- Custom and Purchased	4 355	40 144	45 468	64 047
		161 280	238 082	336 364	445 962

Copper Cathodes (SXEW)	- Chile	18.1	0.0	37.8	3.7
('000 tonnes)

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SX-EW operations and rod fabrication will continue to satisfy customer commitments.
(3)	In addition to smelting and refining copper concentrate from BHP operations, the San Manuel smelter also smelts and refines copper concentrate on a toll or purchase basis.
(4)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.

MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	64 254	62 347	125 658	125 302
Ore milled (100% Basis)	('000 tonnes)	11 296	9 468	22 525	19 317
Average head grade
- Copper	(%)	1.86	2.21	1.98	2.27
Production ex Mill - 100%	('000 tonnes)	182.80	183.40	394.40	389.37

Production
- Copper in concentrate	('000 tonnes)	105.7	104.0	224.8	226.4
- Gold in concentrate	(fine ounces)	19 174	19 847	41 578	41 006
- Copper cathodes (SXEW)	('000 tonnes)	20.0	0.0	39.8	1.2

Shipments
Copper in concentrate	('000 tonnes)	109.1	105.8	222.9	231.6
Gold	(fine ounces)	21 682	19 679	43 986	42 092
Copper cathodes (SXEW)	('000 tonnes)	18.1	0.0	37.8	3.7

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	20 512	16 235	43 034	33 226
Ore milled	('000 tonnes)	6 770	6 155	14 036	13 439
Average head grade
- Copper	(%)	0.78	1.06	0.83	0.95
- Gold	(g/t)	0.64	1.15	0.71	0.97

Production
- Copper in concentrate	('000 tonnes)	43.6	52.4	94.5	104.1
- Gold in concentrate	(fine ounces)	79 123	155 022	193 418	280 850

Shipments
Copper	('000 tonnes)	48.5	47.2	89.2	92.4
Gold	(fine ounces)	97 931	138 248	184 018	253 089

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture
(BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	13 802	12 961	26 876	26 275
Ore milled	('000 tonnes)	1 541	1 109	3 061	2 441
Average head grade
- Copper	(%)	1.74	1.99	1.63	1.88

Production
- Copper in concentrate	('000 tonnes)	22.3	19.1	41.9	38.1
- Gold in concentrate	(fine ounces)	11 128	10 262	18 389	20 602

Shipments
Copper	('000 tonnes)	21.3	21.0	44.8	38.0
Gold	(fine ounces)	10 653	10 042	19 371	18 126

Robinson Mine, USA - Copper (3)
Material mined	('000 tonnes)	0	22 712	5 513	43 304
Ore milled	('000 tonnes)	0	3 672	1 003	6 683
Average head grade
- Copper	(%)	0.00	0.56	0.57	0.59
- Gold	(g/t)	0.00	0.38	0.32	0.36

Production
- Copper in concentrate	('000 tonnes)	0.0	16.0	4.3	30.6
- Gold in concentrate	(fine ounces)	0	17 540	4 115	36 022

San Manuel Mine, USA - Copper (3)
Underground
Material mined	('000 tonnes)	0	4 581	1 173	8 703
Ore milled	('000 tonnes)	0	4 571	1 187	8 705
Average head grade
- Copper	(%)	0.00	0.65	0.59	0.67

Production
- Copper in concentrate	('000 tonnes)	0.0	27.2	6.5	53.0
- Gold in concentrate	(fine ounces)	0	6 158	1 459	12 082
- Copper cathodes (SXEW)	('000 tonnes)	3.5	4.4	7.7	9.4

Pinto Valley, USA - Copper (3)
Open Pit
Material mined	('000 tonnes)	0	451	0	1 470
Ore milled	('000 tonnes)	0	0	0	0
Average head grade
- Copper	(%)	0	0	0	0

Production
- Copper in concentrate	('000 tonnes)	0	0	0	0
- Gold in concentrate	(fine ounces)	0	0	0	0
- Copper cathodes (SXEW)	('000 tonnes)	4.8	4.0	9.3	8.2

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture
(BHP share 57.5%).
(3)	On 25 June 1999 BHP announced the cessation of production from its North American Copper operations, excluding operations at its White Pine Refinery. SXEW operations and rod fabrication will continue to satisfy customer commitments.

MINERALS (1)

Diamonds (2)

Ekati, Canada
Production
- Diamonds	('000 carats)	308	41	648	55

Silver, Lead & Zinc (3)

Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	385	300	792	561
Ore milled (100% Basis)	('000 tonnes)	396	350	777	685
Average head grade
- Silver	(g/t)	535	540	546	531
- Lead	(%)	12.96	12.10	13.00	11.90
- Zinc	(%)	4.49	4.50	4.70	4.90

Production
- Silver in (lead) concentrate	('000 ounces)	6 720	5 183	13 567	9 869
- Lead in concentrate	(tonnes)	46 841	33 902	95 448	67 554
- Zinc in concentrate	(tonnes)	15 521	9 483	31 662	20 932

Shipments
-Silver in concentrate	('000 ounces)	6 988	5 626	13 183	10 785
- Lead in concentrate	(tonnes)	48 634	38 467	92 187	71 481
- Zinc in concentrate	(tonnes)	16 260	13 918	29 968	21 991

Platinum Group Metals (4)

Hartley, Zimbabwe
Material mined (100% Basis)	('000 tonnes)	0	363	37	670
Ore milled (100% Basis)	('000 tonnes)	0	309	89	604
Average head grade
- Platinum Group Metals	(g/t)	0.00	2.83	2.67	3.04

Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	5 305	5 946	11 629	11 536
- Palladium in final leach concentrate	(ounces)	4 002	4 929	8 882	9 640
- Rhodium in final leach concentrate	(ounces)	344	460	822	853

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	3 693	7 045	17 591	10 112
- Palladium in final leach concentrate	(ounces)	1 979	4 981	13 642	8 286
- Rhodium in final leach concentrate	(ounces)	284	377	1 373	559

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)	Cannington, Queensland operation is a controlled entity.
(4)	Hartley, Zimbabwe commenced production of final leach concentrate on 14 October 1997. BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%.

MINERALS (1)

Manganese Ore
Production
Australia
Groote Eylandt (2)	(millions tonnes)	0.000	0.409	0.000	0.861

Australian Shipments
Groote Eylandt (2) (3)	(millions tonnes)	0.000	0.471	0.000	0.722

Ilmenite
Production
Australia
Beenup (4)	(millions tonnes)	0.000	0.071	0.000	0.118

Ferro Alloys
Production
Australia
Tasmania (2)	(millions tonnes)	0.000	0.053	0.000	0.105

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Sale of Groote Eylandt mine and Tasmanian smelter was effective 17 December 1998.
(3) Ore shipments external to BHP.
(4)	On 26 February 1999 BHP announced the closure of its Beenup mine in Western Australia.

QUARTERLY PRODUCTION AND SHIPMENT REPORT (1) - NOVEMBER 1999

				QUARTER ENDED 30 NOVEMBER		6 MONTHS TO NOVEMBER
			1999	1998	1999	1998

STEEL (1)
('000 tonnes unless stated otherwise)

Production

Iron Ore		- Australia	734	719	1 528	1 440
Iron Sands		- New Zealand	567	705	1 271	1 209
Coke		- Australia	787	996	1 712	2 005
Iron		- Australia	1 622	1 889	3 555	3 862

Raw Steel		- Port Kembla Steelworks	1 191	1 214	2 429	2 484
		- Whyalla Steelworks	241	266	490	538
		- Newcastle Steelworks	111	393	565	824
		- Sydney Steel Mill	99	69	201	156
		- Glenbrook Steelworks (NZ)	154	149	289	277
	Total Raw Steel		1 796	2 091	3 974	4 279

Raw Steel		- Delta, Ohio USA (2)	171	136	337	270

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1 150	1 148	2 361	2 364
	Coated Products	- Rolled and Coated Products	535	475	1 068	979
		- Flat and Coated Products (NZ)	140	141	272	268
		- Rolled and Coated Products	141	89	280	173
		(Other Offshore)
	Long Products	- Rod, Bar and Wire Products	245	429	570	868
		- Structural and Rail Products	236	225	470	495
	Building and Industrial	- Building, Merchandising and	259	261	519	536
		Tube Products
		- Roll Formed Products	45	51	89	104
		(Offshore)
	Sub Total (3)		1 933	1 990	3 945	4 120

		- Delta, Ohio USA (2)	167	133	330	263

Despatches (4)

Business Unit		- Flat Products	1 244	1 191	2 400	2 376
		- Coated Products	822	713	1 623	1 453
		- Long Products	516	644	1 066	1 288
		- Building and Industrial Products	280	314	636	644

	Sub Total (5)		2 067	2 053	4 042	4 114

External	Australia	- Domestic	1 079	1 050	2 128	2 103
		- Export	668	734	1 258	1 466
	New Zealand	- Domestic	61	49	113	98
		- Export	73	80	174	170
	Other Offshore		186	140	369	277

	Total		2 067	2 053	4 042	4 114

	Delta, Ohio USA (2)		164	126	325	253

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Investments. Production and despatches reported is that proportion of total production
	and despatches determined by BHP's equity interest: North Star BHP LLC (50%).
(3)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel
	is less than the sum of the individual businesses.
(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less
	than the sum of the despatches of the individual business units.
			QUARTER ENDED 30 NOVEMBER		6 MONTHS TO NOVEMBER
		1999	1998	1999	1998

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		9 088	2 985	18 888	13 259
North West Shelf
	- Condensate	1 294	1 581	2 751	3 119
	- Wanaea / Cossack	1 353	972	1 703	2 119
Laminaria		643	0	643	0
Other Australia
	- Jabiru / Challis	0	0	0	198
	- Griffin	1 710	2 167	3 602	4 613
	- Elang/Kakatua	0	1 239	0	1 578
Asia - PNG		652	656	1 398	1 396
Americas		990	813	1 947	1 767
Europe/Russia/Africa/Middle East
Liverpool Bay		1 545	2 206	3 311	3 869
Other Europe - Bruce		686	295	1 119	411

	Total	17 961	12 914	35 362	32 329

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		21.7	17.8	46.9	48.5
North West Shelf - Domestic		3.2	3.2	6.7	6.4
North West Shelf - LNG		15.4	14.7	30.7	30.7
Griffin		0.3	0.8	0.7	1.7
Americas		3.5	1.0	7.0	2.4
Europe/Russia/Africa/Middle East
	- Bruce	5.8	6.8	9.2	10.1
	- Liverpool Bay	8.5	8.7	16.1	16.6
	- Johnston	0.0	1.0	0.0	1.0
	- Ravenspurn North	0.0	2.6	0.0	3.1
	Total	58.4	56.6	117.3	120.5

LPG ('000 tonnes)
Bass Strait		134.2	71.5	261.1	238.6
North West Shelf		27.5	29.1	53.3	54.1
Griffin		1.1	1.7	2.4	3.5
Bruce		7.7	7.1	10.8	10.2
	Total	170.5	109.4	327.6	306.4

Ethane ('000 tonnes)		22.3	16.9	42.0	44.9
Methanol ('000 tonnes)		9.1	7.9	18.0	14.5

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.

For further information contact:

Mandy Frostick

BHP Media Relations - Melbourne

Tel: +61 3 9609-3137

Robert Porter

BHP Investor Relations - Melbourne

Tel: +61 3 9609-3540

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: (415) 774 2030